China Yuchai International Appoints New Chief Financial Officer

Singapore, Singapore – January 9, 2012 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today the appointment of Mr. Kok Ho Leong as Chief Financial Officer with effect from January 9, 2012. Mr. Leong takes over from Benny H Goh, President of the Company who took on the role of Acting Chief Financial Officer on November 11, 2011.

Prior to this appointment, Mr. Leong was the Regional Commercial Manager for Parker Drilling Co. (NYSE: PDK) where he was responsible for financial reporting, tax, budgeting and compliance for the Asia Pacific region. Before that, he was Chief Financial Officer of KS Energy Services Limited which is listed on the Main Board of the Singapore Exchange, and he managed the accounting, finance, compliance and corporate secretarial functions. Mr. Leong’s previous positions include Financial Controller / Senior Manager of Corporate Development at Alliance Technology & Development Ltd., and Finance Manager / Operation Manager for the Kuok Group of companies in China (Shenzhen and Chengdu) where he widened his business exposure and working knowledge of joint venture operations in China. He started his career in audit at Coopers & Lybrand in Singapore.

Mr. Leong has, in the course of his career gained extensive experience in financial reporting, auditing, cost and management accounting, tax, regulatory compliance by listed entities, budgeting and fund raising. Mr. Leong received his Bachelor of Accountancy from the National University of Singapore in 1988 and an MBA from the University of Southern Queensland in Australia in 1999. He is a Certified Public Accountant (CPA) of Singapore and a Fellow Certified Public Accountant (FCPA) of Singapore.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

Dixon.chen@grayling.com